Exhibit 35.2

Annual Statement as to Compliance

For the Period of January 1, 2018 to December 31, 2018

CGCMT 2016-P6

In accordance with Item 1123 of Regulation AB and with the requirements detailed in §10.08 of the Pooling and Servicing Agreement (the “Agreement”) for the above-mentioned CMBS pool, CWCapital Asset Management LLC (“CWCAM”), in its capacity as Special Servicer, is providing this Officer’s Certificate with respect to the following:

(A)	a review of CWCAM’s activities during the period noted above (the “Reporting Period”) and of CWCAM’s performance under the Agreement has been made under my supervision; and

(B)	to the best of my knowledge, based on such review, CWCAM has fulfilled all its obligations under the Agreement in all material respects throughout the Reporting Period.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

CWCapital Asset Management LLC

/s/ James P. Shevlin

James P. Shevlin

President/Chief Operating Officer